SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR August 29, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

A PUBLICLY-TRADED COMPANY
CNPJ # 43.776.517/0001-80

RELEVANT NOTICE

As required by CVM Instruction #358, dated January 3, 2002, COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP hereby announces that, in accordance with Article 28 of the Tariff System Regulation approved by State Decree #41,446, dated December 16, 1996, tariffs of water supply and sewage collection services will be adjusted by 18.95% (eighteen point ninety five percent), except social and slum tariffs that will be adjusted by 9.0% (nine percent), effective as from August 29, 2003.

SABESP’s tariff adjustments will be calculated using the formula below:

IRT =	(VPA x IrA) + (VPB x IrB)
R

Where:

IRT = Tariff Adjustment Index

VPA = Amount A, which corresponds to the values recorded between July of the previous year and June of the current year, related to costs and expenses with: electric power; treatment supplies; federal taxes – including CPMF – Contribuição Provisória sobre Movimentação Financeira (Temporary Contribution on Financial Transactions) and the Cofins/Pasep taxes on revenues; State and Municipal taxes, and charges for the exploitation of water resources for the purpose of public supply;

IrA = Adjustment Index for Amount A: the annual variation of the following ratio: Amount A values, accumulated between July of the previous year and June of the current year, divided by the accumulated billed volume in the same period, in relation to the same calculated ratio between the Amount A values, accumulated between July of two previous years and June of the previous year, divided by the accumulated billed volume in the same period;

VPB = Amount B, which is calculated as the difference between the accumulated Gross Operating Revenues, in the period from July of the previous year to June of the current year, and the Amount A for the same period;

IrB = Adjustment Index for Amount B = equals to the IPCA Index (Brazilian Wide-Ranging Consumer Price Index) published by IBGE - Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics), accumulated in the period;

R = Gross Operating Revenues, which corresponds to the values recorded between July of the previous year to June of the current year, originated from direct and indirect operating revenues related to water supply and sewage collection services;

One should consider SABESP’s official information as data source for the tariff adjustment calculation, in particular the Financial Statements periodically issued (i.e. DFP – Demonstrações Financeiras Padronizadas (“Standard Financial Statements according to the Brazilian Corporate Law”) and ITR – Informações Trimestrais (“Quarterly Financial Statements according to the Brazilian Corporate Law”).

Further details on the adjustment application will be made available on Sabesp’s web site www.sabesp.com.br and will also be published at the São Paulo State Official Gazette.

São Paulo, August 28, 2003

Rui de Britto Álvares Affonso
Economic and Financial Director and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 29, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.